Exhibit 12.1

Austin Legal Group, APC
Lawyers 3990 Old Town Ave, Ste A-101 San Diego, CA 92110 Attorneys Licensed in California, Hawaii & Arizona Telephone (619) 924-9600 Facsimile (619) 881-0045

GTX Corp

117 W 9th Street, Suite 1214

Los Angeles, CA 90015

October 14, 2021

Re: Form 1-A Offering Statement

Ladies and Gentlemen:

We have acted as counsel to GTX Corp, a Nevada corporation (the “Company”), in connection with the preparation and filing with the Securities and Exchange Commission of a Regulation A Offering Statement on Form 1-A (the “Offering Statement”) relating to the sale by the Company of up to 100,012,500 shares of the Company’s common stock (“Company Shares”) and up to 30,002,500 shares of common stock to be sold by various selling shareholders (“Selling Shareholder Shares”), each at a price of $______ [between $0.02 and $0.10] per share. This opinion is being delivered in accordance with the requirements of Part III of Form 1-A.

In rendering this opinion, we have examined (i) the Offering Statement and the exhibits thereto, (ii) certain resolutions of the board of directors of the Company, relating to the issuance and sale of the Shares, and (iii) such other records, instruments and documents as we have deemed advisable in order to render this opinion. In such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such latter documents. As to certain factual matters, we have relied upon resolutions and representations of the board of directors of the Company and have not sought independently to verify such matters.

Based on the foregoing, we are of the opinion that when sold and issued against payment therefor as described in the Offering Statement, the Company Shares will be validly authorized, legally issued, fully paid and non-assessable. In addition, we are of the opinion that the Selling Shareholder Shares, when paid for by the selling shareholders, will be validly authorized, legally issued, fully paid and non-assessable.

Our opinion herein is expressed solely with respect to the Nevada Revised Statutes, as currently in effect, and we express no opinion as to whether the laws of any jurisdiction are applicable to the subject matter hereof. No opinion is being rendered hereby with respect to the truth, accuracy or completeness of the Offering Statement or any portion thereof.

The information set forth herein is as of the date hereof. We assume no obligation to supplement this opinion letter if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof. Our opinion is expressly limited to the matters set forth above, and we render no opinion, whether by implication or otherwise, as to any other matters relating to the Company, the Shares, the Offering Statement, or the circular included therein.

We hereby consent to the filing of this opinion as an exhibit to the Offering Statement and to the reference to this firm under the caption “Legal Matters” in the Offering Statement. In giving such consent, we do not believe that we are “experts” within the meaning of such term as used in the Securities Act or the rules and regulations of the Commission issued thereunder with respect to any part of the Offering Statement, including this opinion as an exhibit or otherwise. Any previous opinions rendered in connection with the Offering Statement are revoked.

Sincerely,

AUSTIN LEGAL GROUP, APC